August 13, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief

Re:	Park-Ohio Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 26, 2007
File Number 333-43005
Dear Mr. Cash:
     Park-Ohio Industries, Inc. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 1, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006, filed March 26, 2007.
     Below is the Company’s response to the comment in the Comment Letter. For the convenience of the staff, we have repeated the staff’s comment before the response.
Form 10-K for the fiscal year ended December 31, 2006
General
1.	We have reviewed your response to our prior comment one. We continue to believe that you are required by Rule 12-09 of Regulation S-X to include a schedule of your valuation and qualifying accounts in your filings. We note your belief that the allowance for doubtful accounts and the inventory reserve are not material to your financial statements. However, we do not believe it is appropriate to assess materiality of allowances solely based on their percent of total assets. Therefore, as previously requested, please supplementally provide the schedule and include it in future filings.
     Response:
     In future filings, the Company will include a schedule of its valuation and qualifying accounts.
* * *

Securities and Exchange Commission
August 13, 2007

     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-692-6674.

Sincerely,
PARK-OHIO INDUSTRIES, INC.
/s/ Richard P. Elliot

RICHARD P. ELLIOT